SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-09064
CUSIP Number 82935Q 100

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Transition Period Ended: __________________

Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sino Shipping Holdings Inc.
Full name of registrant

Former name if applicable

No. 950 Dalian Road, Hi-Shanghai 8th Building, 4th Floor
Address of principal executive office (Street and number)

Shanghai, China 200092
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form -N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant’s report on Form 10-Q could not be filed within the prescribed time period due to a change in the Registrant’s accounting manager and the additional time needed by him to become oriented with the Registrant’s business, operations, and financial condition.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Len Breslow, Esq.	516-822-6505
(Name)	(Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report (a) revenue of $7,706,906 for the three months ended September 30, 2008 compared to $1,491,343 for the three months ended September 30, 2007, an increase of $6,215,563 or 417%, and revenue of $20,851,970 for the nine months ended September 30, 2008 compared to $3,762,240 for the nine months ended September 30, 2007, an increase of $17,089,730 or 454%, (b) operating expenses of $6,004,764 for the three months ended September 30, 2008 compared to $678,770 for the three months ended September 30, 2007, an increase of $5,325,994 or 785%, and operating expenses of $15,553,212 for the nine months ended September 30, 2008 compared to $1,954,090 for the nine months ended September 30, 2007, an increase of $13,599,122 or 696%, (c) operating earnings $1,702,142 for the three months ended September 30, 2008 compared to $812,573 for the three months ended September 30, 2007, an increase of $889,569 or 109%, and operating earnings of $5,298,758 for the nine months ended September 30, 2008 as compared to $1,808,150 for the nine months ended September 30, 2007, an increase of $3,490,608 or 193%, and (d) net income of $1,694,097 for the three months ended September 30, 2008 as compared to $794,151 for the three months ended September 30, 2007, and net income of $5,270,274 for the nine months ended September 30, 2008 as compared to $1,747,522 for the nine months ended September 30, 2007.

This Notification of Late Filing on Form 12b 25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by our management. Words such as

“believes,” “anticipates,” “expects,” “intends,” “may,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not guarantees of future performance. There are a number of factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements, including changes in production of, or demand for, minor bulk commodities, either globally or in particular regions; greater than anticipated levels of vessel newbuilding orders or less than anticipated rates of scrapping of older vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; changes in the rates of growth of the world and various regional economies; risks incident to vessel operation, including discharge of pollutants; unanticipated changes in laws and regulations; increases in costs of operation; the availability to us of suitable vessels for acquisition or chartering-in on terms we deem favorable; our ability to attract and retain customers; and the risks described under “Risk Factors” in our Form 8-K filed on April 2, 2008, or in other documents which we file with the Securities and Exchange Commission. We assume no obligation to update or revise any forward-looking statements.

Sino Shipping Holdings Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2008	By:	/s/ Xinyu Zhang
Name: Xinyu Zhang
Title: Chief Executive Officer and President

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).